May 31, 2005


Mail Stop 0408

CCF Holding Company
101 North Main Street
Jonesboro, Georgia 30236
Attn:  Mr. David B. Turner

Re:	Item 4.01 Form 8-K
	Filed April 25, 2005
	File No. 000-25846

Dear Mr. Turner:

	We have reviewed your Item 4.01 Form 8-K for compliance with the form requirements and have the following comments:

Form 8-K - General compliance comments:
1. Please amend paragraph three of Item 4.01(a) to cover the two most
recent fiscal years and any subsequent interim period from the date
of the last audited financial statements to April 19, 2005, the date
resignation.  See Item 304(a)(1)(IV) of Regulation S-K.
2. Include a letter from the former accountants addressing the
revised disclosures.   File the amendment under cover of Form 8-
K/A
and include the ITEM 4 designation, including the letter from the former accountant filed as an Exhibit 16.
Please file your supplemental response and amendment via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. Direct any questions regarding the above to Ben Phippen at (202) 551-3697.

							Sincerely,



							Benjamin Phippen, Staff
Accountant